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                                 March 17, 1997





Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

       RE: NEW ERA OF NETWORKS, INC. REGISTRATION STATEMENT OF FORM 8-A (FILE NO. 000 022043)
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Ladies and Gentlemen:

         On behalf of New Era of Networks, Inc. (the "Company"), we hereby request that the Company's Registration Statement on Form 8-A, file number 000-22043 (the "8-A Registration Statement"), filed with the Securities and Exchange Commission on January 23, 1997, be withdrawn because the Company's Registration Statement on From S-1, file number 333-20189 (the "S-1 Registration Statement"), has not yet become effective and is not likely to become effective prior to the date on which the 8-A Registration Statement would automatically become effective if not earlier withdrawn.

         The Company expects to file a new Registration Statement on Form 8-A, substantially identical to the 8-A Registration Statement, as soon as probable once the Company becomes reasonably certain as to the date on which it will seek effectiveness of the S-1 Registration Statement.

         If you have any questions regarding the foregoing, please call Robert Tarkoff or the undersigned at (415) 493-9300.

                                             Very truly yours,

                                             WILSON SONSINI GOODRICH & ROSATI
                                             Professional Corporation


                                             /s/  Jan-Marc van der Schee
                                             -----------------------------------
                                             Jan-Marc van der Schee


cc: Sarah Cunningham, Esq. (Securities and Exchange Commission) Leonard M. Goldstein, Esq. (New Era of Networks, Inc.)
         Mark A. Bertelsen, Esq. (Wilson Sonsini Goodrich & Rosati) Howard S. Zeprun, Esq. (Wilson Sonsini Goodrich & Rosati) Michael Platt, Esq. (Cooley Godward LLP)